**NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES**

EMGOLD MINING CORPORATION
Suite 1010 – 789 West Pender Street
Vancouver, B.C. V6C 1H2
www.emgold.com

July 10, 2018	TSX Venture Exchange : EMR
OTC : EGMCF
Frankfurt Exchange : EMLN

EMGOLD CLOSES SECOND TRANCHE
OF A FLOW-THROUGH PRIVATE PLACEMENT AND ANNOUNCES
 CHANGE TO BOARD OF DIRECTORS

Vancouver, British Columbia - Emgold Mining Corporation (TSX-V: EMR) ("Emgold" or the "Company") is pleased to announce that it has completed a second tranche of its non-brokered flow-through private placement (the “Flow-Through Financing”) by the issuance of 2,886,931 flow- through units (each a “FT Unit”) issued at a price of CDN$0.15 per FT Unit for gross proceeds of CDN$433,039.80. Together with the first tranche closed on June 27, 2018, the Company has raised aggregate proceeds of $602,289.75 to date as part of its Flow-Through Financing. Each FT Unit consists of one (1) common share issued as a flow-through share (a “FT Share”) of the Company and one half (1/2) non-transferable share purchase warrant (a "FT Warrant"). Each full FT Warrant will entitle the holder to purchase, for a period of 24 months from the date of issuance, one additional common share (each a “Share”) issued at a price of CDN$0.25 per Share. A Finder’s Fee of 10% in cash, 5% in shares, and 5% in warrants is payable on a portion of the FT Units in association with the closing of this tranche of the Flow-Through Financing as well as a corporate finance fee of $15,500 payable on a portion of both tranches . The closing of the second tranche of the Flow-Through Financing is subject to TSX Venture Exchange acceptance.

As announced in its press release dated May 22, 2018 and updated by a press release on June 5, 2018, Emgold is also in the process of completing a CDN$1.5 million non-brokered non-flow-through private placement (the “Non Flow-Through Financing”) with the Flow-Through Financing being up to an additional CDN$1.0 million. The Flow-Through Financing and the Non Flow-Through Financing are being collectively referred to as the “Financings”. Further details on the Financings can be found by referring to those press releases.

Change to Board of Directors

Emgold further announces the resignation of Mr. William Witte from its Board of Directors. Mr. Witte is a past-President and CEO of the Company and has been a Director since 1999. The Board wishes to thank Mr. Witte deeply for his many years of dedication and service to the Company.

Emgold is pleased to announce the appointment of Mr. Robert Rosner to its Board of Directors to fill the vacancy created by Mr. William Witte’s resignation. Mr. Rosner has significant experience as a mining industry entrepreneur and executive. He currently serves as Director, President and CEO of Lucky Minerals (TSX.V: LJ), Director and CFO of Chimata Gold Corp (TSX.V: CAT), as well as holds Director and Executive positions on several Canadian and USA based public companies.  Early in his career he initiated the formation of a number of junior exploration mining companies, including Fortuna Silver Mines (NYSE: FSM) and Niogold Mining Corp. (TSX.V: NOX – subsequently acquired and wholly owned by Osisko Gold Royalties), and played instrumental roles in managing these, and other, resource ventures involved in early stage exploration, resource location, delineation, and development. He has successfully utilized his extensive experience in public and private company management for over 30 years.

Mr. Rosner has acted as an officer and director of both Canadian and U.S. listed companies, providing senior management of reporting compliance, oversight and fiduciary capacities, and directing corporate activities. He also has significant experience in Initial Public Offerings, Mergers & Acquisitions, and reverse takeovers.

About Emgold

Emgold is a junior gold exploration and mine development company with several exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide gold and silver properties in Nevada and the Stewart and Rozan poly-metalic properties located in British Columbia.

Alain Moreau, P.Geo., a qualified person under the NI 43-101 instrument has reviewed and approved the content of this press release.

This news release does not constitute an offer of sale of any of the above-mentioned securities in the United States. The foregoing securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any applicable state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the 1933 Act) or persons in the United States absent registration or an applicable exemption from such registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the foregoing securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
David G. Watkinson, P.Eng.
Tel: 530-271-0679 Ext 101
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

Cautionary Note on Forward-Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and U.S. securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated business plans and timing of future activities of the Company, the successful negotiation and execution of a definitive option, earn-in, and joint venture agreement for the Troilus North Property, the initial acquisition and option of the Golden Arrow Property, the successful completion of associated financing activities are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, issues raised during the Company's due diligence on the Troilus North Property, operating and technical difficulties in connection with mineral exploration and development activities, actual results of exploration activities, the estimation or realization of mineral reserves and mineral resources, the timing and amount of estimated future production, the costs of production, capital expenditures, the costs and timing of the development of new deposits, requirements for additional capital, future prices of precious metals, changes in general economic conditions, changes in the financial markets and in the demand and market price for commodities, labour disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, changes in laws, regulations and policies affecting mining operations, title disputes, the inability of the Company to obtain any necessary permits, consents or authorizations required, including TSX-V acceptance of any current or future property acquisitions or financings and other planned activities, the timing and possible outcome of any pending litigation, environmental issues and liabilities, and risks related to joint venture operations, and other risks and uncertainties disclosed in the Company's latest interim Management's Discussion and Analysis and filed with certain securities commissions in Canada. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this news release or incorporated by reference herein, except as otherwise required by law.